FORM 4                                        U.S. Securities and Exchange Commission                    OMB APPROVAL
                                                          Washington, D.C. 20549                         OMB Number: 3235-0287
/_/ Check this box if no longer                                                                          Expires:September 30, 1998
    subject to Section 16. Form 4 or         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    Form 5 obligations may continue.                                                                     hours per response..... 0.5
    See Instruction 1(b).           Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
                                   of 1935 or Section 30(f) of the Investment Company Act of 1940.
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
   ZACH,   MARK      DAVID                  INTEGRATED MEDICAL RESOURCES, INC. (IMRI)    ___ Director        ___ 10% Owner
----------------------------------------  --------------------------------------------    /X/ Officer (give)  ___ Other (specify
   (Last)  (First)  (Middle)              3. IRS or Social Security   4. Statement for         title below)              below)
                                             Number of Reporting         Month/Year       Controller and Vice President
  12012 West 129th Terrace                   Person (Voluntary)
----------------------------------------                                 March 1997
         (Street)                                                      ----------------
                                              ###-##-####              5. If Amendment,    7. Individual or Joint/Group Filing
  Overland Park, KS       66213                                           Date of Original    (Check Applicable Line)
----------------------------------------                                  (Month/Year)        /X/ Form filed by One Reporting Person
  (City)        (State)  (Zip)                                                                /_/ Form filed by More than One
                                                                                                  Reporting Person
------------------------------------------------------------------------------------------------------------------------------------

                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. TITLE OF       2. TRANSACTION     3. TRANSACTION  4. SECURITIES               5. AMOUNT OF    6. OWNERSHIP    7. NATURE OF
   SECURITY          DATE               CODE            ACQUIRED (A) OR             SECURITIES      FORM:           INDIRECT
   (Instr. 3)        (Month/Day/Year)   (Instr. 8)      DISPOSED OF (D)             BENEFICIALLY    DIRECT (D)      BENEFICIAL
                                                        (Instr. 3, 4 and 5)         OWNED AT END    OR              OWNERSHIP
                                      -------------   --------------------------    OF MONTH        INDIRECT (I)    (Instr. 4)
                                      Code      V     Amount   (A) or (D)  Price    (Instr.3 and 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock        3/12/97            P              1000         A       $3.63                         D             N/A
Common Stock        3/21/97            P              3500         A       $3.13      4,750              D             N/A
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)

                                          (Print or Type Responses)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

FORM 4 (CONTINUED)                  TABLE  II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1.  TITLE OF DERIVATIVE SECURITY (Instr. 3):

    (1)  (Right to Buy) - Employee Stock Option
    (2)  (Right to Buy) - Employee Stock Option

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:

    (1)  $4.125
    (2)  $4.125

3.  TRANSACTION DATE:  (MONTH/DAY/YEAR)

    (1)  3/3/97
    (2)  3/3/97

4.  TRANSACTION CODE (Instr. 8):

    (1)  CODE:  A      V:  V
    (2)  CODE:  A      V:  V

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR DISPOSED OF (D) (Instr. 3, 4, and 5):

    (1)  (A):  17,500   (D):
    (2)  (A):   1,182   (D):

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR):

    (1)  DATE EXERCISABLE:  FN2 3/3/98
         EXPIRATION DATE:       3/3/04

    (2)  DATE EXERCISABLE:  FN1
         EXPIRATION DATE:       3/3/04

7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES (Instr. 3 and 4):

    (1)  TITLE:  Common Stock
         AMOUNT OR NUMBER OF SHARES:  17,500

    (2)  TITLE:  Common Stock
         AMOUNT OR NUMBER OF SHARES:   1,182

8.  PRICE OF DERIVATIVE SECURITY (Instr. 5):

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF MONTH (Instr. 4):  18,682

10. OWNERSHIP FORM OF DERIVATIVE SECURITY DIRECT (D) OR INDIRECT (I) (Instr. 4):

    (1)   D
    (2)   D

11. NATURE OF INDIRECT BENEFICIAL OWNERSHIP (Instr. 4):
-----------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) Granted pursuant to the 1997 Executive Bonus Plan (the "Plan").  Initially exercisable on February 28, 1998, contingent upon meeting the 1997 bonus requirements of the Plan.  However, 50% of the shares underlying the option vest on December 31, 1997, and the remaining 50% vest on December 31, 1998.  Once the initial exercise date has arrived and contingency requirements have been met the optionee can immediately exercise all option that have vested.
(2) Twenty-five percent (25%) of the shares subject to this option become exercisable on the date indicated.
One forty-eighth (1/48th) of the shares subject to this option become exercisable each month thereafter.


                                                                                     /s/ Mark D. Zach              4/9/97
                                                                                -------------------------------   -------------
                                                                                **Signature of Reporting Person    Date
                                                                                         MARK D. ZACH

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.                                                                                       Page 2